UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NORTEL INVERSORA S.A.

(Name of issuer)

American Depositary Shares, representing Class B Preferred Shares

(Title of class of securities)

656567401

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 656567401	Page 2 of 8 Pages

(1)	Names of reporting persons Berkley Ventures Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Bahamas
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0 (see Item 4)
(6) Shared voting power 3,586,849 American Depositary Shares (representing Class B Preferred Shares)*
(7) Sole dispositive power 0 (see Item 4)
(8) Shared dispositive power 3,586,849 American Depositary Shares (representing Class B Preferred Shares)*
(9)	Aggregate amount beneficially owned by each reporting person 3,586,849 American Depositary Shares (representing Class B Preferred Shares)*
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 12.2% of the Class B Preferred Shares*
(12)	Type of reporting person (see instructions) CO

*	Berkley Ventures is currently the beneficial owner of 3,586,849 American Depositary Shares (“ADS”) representing 179,342, or 12.2%, of the Class B Preferred Shares of Nortel Inversora S.A. (the “Issuer”), based on 1,470,455 Class B Preferred Shares stated to be outstanding as of September 30, 2011, in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on December 1, 2011. Each ADS represents 1/20th of a Class B Preferred Share of the Issuer.

SCHEDULE 13G

CUSIP No. 656567401	Page 3 of 8 Pages

(1)	Names of reporting persons Berkley Capital Management Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Bahamas
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0 (see Item 4)
(6) Shared voting power 24,509 American Depositary Shares (representing Class B Preferred Shares)*
(7) Sole dispositive power 0 (see Item 4)
(8) Shared dispositive power 24,509 American Depositary Shares (representing Class B Preferred Shares)*
(9)	Aggregate amount beneficially owned by each reporting person 24,509 American Depositary Shares (representing Class B Preferred Shares)*
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.0% of the Class B Preferred Shares*
(12)	Type of reporting person (see instructions) CO

*	Berkley Capital is currently the beneficial owner of 24,509 American Depositary Shares (“ADS”) representing approximately 1,226, or 0.0%, of the Class B Preferred Shares of Nortel Inversora S.A. (the “Issuer”), based on 1,470,455 Class B Preferred Shares stated to be outstanding as of September 30, 2011, in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on December 1, 2011. Each ADS represents 1/20th of a Class B Preferred Share of the Issuer.

SCHEDULE 13G

CUSIP No. 656567401	Page 4 of 8 Pages

(1)	Names of reporting persons Joseph Lewis
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United Kingdom
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0 (see Item 4)
(6) Shared voting power 3,611,358 American Depositary Shares (representing Class B Preferred Shares)*
(7) Sole dispositive power 0 (see Item 4)
(8) Shared dispositive power 3,611,358 American Depositary Shares (representing Class B Preferred Shares)*
(9)	Aggregate amount beneficially owned by each reporting person 3,611,358 American Depositary Shares (representing Class B Preferred Shares)*
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 12.3% of the Class B Preferred Shares *
(12)	Type of reporting person (see instructions) IN

*	Joseph Lewis is currently the beneficial owner of 3,611,358 American Depositary Shares (“ADS”) representing approximately 180,568, or 12.3%, of the Class B Preferred Shares of Nortel Inversora S.A. (the “Issuer”), based on 1,470,455 Class B Preferred Shares stated to be outstanding as of September 30, 2011, in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on December 1, 2011. Each ADS represents 1/20th of a Class B Preferred Share of the Issuer.

Page 5 of 8 Pages

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13G initially filed on June 23, 2010 (the “Original Filing”), as amended on November 18, 2011 (“Amendment No. 1”)., with respect to Berkley Ventures Ltd. (“Berkley Ventures”) Joseph Lewis and Berkley Capital Management Ltd. (“Berkley Capital”, and collectively, with Berkley Ventures and Joseph Lewis, the “Reporting Persons”). Amendment No. 2 amends and restates the Original Filing, unless otherwise noted. This Amendment No. 2 is being filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the Reporting Persons.

Item 1(a).	Name of Issuer:

Nortel Inversora S.A.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Alicia Moreau de Justo 50, Piso 11

C1107AAB—Buenos Aires, Argentina

Item 2(a).	Name of Person Filing:

This statement is filed jointly by Berkley Ventures, Berkley Capital and Joseph Lewis pursuant to Rule 13d-1(k)(1). Joseph Lewis is the sole indirect owner of, and controls, each of Berkley Ventures and Berkley Capital.

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

The principal business address of the Reporting Persons is:

c/o Cay House

P.O. Box N-7776

E.P. Taylor Drive

Lyford Cay, New Providence, Bahamas

Item 2(c).	Citizenship:

Berkley Ventures and Berkley Capital is each an international business company organized under the laws of the Bahamas. Joseph Lewis is a permanent resident of the Bahamas and a citizen of the United Kingdom.

Item 2(d).	Title of Class of Securities:

American Depositary Shares, representing Class B Preferred Shares

Item 2(e).	CUSIP Number:

656567401

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Page 6 of 8 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned:

3,611,358 ADS, representing approximately 180,568 Class B Preferred Shares

(b)	Percent of class:

12.3% of the Class B Preferred Shares

(c)	Number of ADS as to which the Reporting Persons have:

(i)	Sole power to vote or direct the vote:

0*

(ii)	Shared power to vote or to direct the vote:

3,611,358 ADS, representing approximately 180,568 Class B Preferred Shares*

(iii)	Sole power to dispose or direct the disposition of:

0*

(iv)	Shared power to dispose or to direct the disposition of:

3,611,358 ADS, representing approximately 180,568 Class B Preferred Shares*

*	Berkley Ventures has shared voting power and shared dispositive power with respect to 3,586,849 ADS, representing 179,342 Class B Preferred Shares, which it owns directly. Berkley Capital has shared voting power and shared dispositive power with respect to 24,509 ADS, representing approximately 1,226 Class B Preferred Shares, which it owns directly. Joseph Lewis has shared voting power and shared dispositive power with regard to the 3,611,358 ADS, representing approximately 180,568 Class B Preferred Shares, owned directly by Berkley Ventures and Berkley Capital.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Only Berkley Ventures has the right to receive dividends and the proceeds from the sale of the Shares held by the Berkley Ventures. Only Berkley Capital has the right to receive dividends and the proceeds from the sale of the Shares held by the Berkley Capital. See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Member of the Group.

Not applicable.

Page 7 of 8 Pages

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

Exhibits

1	Joint Filing Agreement, dated November 28, 2011, between the Reporting Persons.

Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2012	BERKLEY VENTURES LTD.

	By:	/s/ Jefferson R. Voss
Name: Jefferson R. Voss
Title: Director

BERKLEY CAPITAL MANAGEMENT LTD.

By:	/s/ Jefferson R. Voss
Name: Jefferson R. Voss
Title: Director

JOSEPH LEWIS

By:	/s/ Joseph Lewis
Name: Joseph Lewis, Individually